September 20, 2017
VIA EMAIL
Cecilia Blye
Chief
Office of Global Security Risk
U.S. Securities and Exchange Commission
Mail Stop 4628
Washington, DC 20549

Re: Concordia International Corp.
40-F for Fiscal Year Ended December 31, 2016
Filed March 16, 2017
File No. 001-37413

Dear Ms. Blye:

On behalf of Concordia International Corp. (“Concordia” or the “Company”), set forth below are the responses of the Company to the inquiries made by the United States Securities and Exchange Commission (the “SEC”) in the comment letter of the SEC dated September 7, 2017 (the “Comment Letter”). For ease of reference, we have repeated the requests set out in the Comment Letter. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Comment Letter.

Comment #1:

1.
You state on page 62 of Exhibit 99.5 to your 40-F that you operate in and have sales into Sudan. Additionally, you indicate in a map on page 14 that your “indirect markets” include Syria. Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

September 20, 2017

Response:

Concordia is a diverse, international specialty pharmaceutical company focused on generic and off-patent pharmaceutical products. Concordia is headquartered in Oakville, Ontario and, through its subsidiaries, primarily operates out of facilities in Barbados, the United Kingdom, Jersey and India. Through agreements with third party distributors, Concordia ships certain medicines into Sudan and Syria.

Sudan

Through predecessor companies, Concordia’s UK-based affiliate has had distribution arrangements for distribution of medicines into Sudan since 2001. Most recently in 2015, new agreements were executed with the Sudanese distributors, K.A. Bodourian & Co. Ltd., No.1 Block 5, Khartoum 2, P.O. Box 1840, Khartoum, Sudan (“Bodourian”) for distribution of the thyroid medication NeoMercazole®(carbimazole tablets) and Cisuba For Importing and Exporting Ltd. Co., Khartoum East, Kontmekhhalos Street, Off Baladia Street, P.O. Box 1062, Khartoum (“Cisuba”) for distribution of ophthalmic antibiotic, Fucithalmic® (fusidic acid eye drops), an ointment, Locasalen® (flumetasone/salicylic acid) for ailments of the skin, including psoriasis, and an antiflammatory/antibiotic ear drop, Locacorten Vioform® (flumetasone/clioquinol) for ear infections, including otitis externa and otomycosis.

As in the United States, the sale of medicines into Sudan is exempted from European sanctions prohibitions. Further, neither Bodourian nor Cisuba are listed on the U.S. Department of Treasury, Office of Foreign Assets Control, Specially Designated Nationals and Blocked Persons list.

Syria

In 2015, Concordia’s UK-based affiliate entered into a distribution agreement with Massoud Pharma, Baghdad Street, Kirsheh Building, 1st Floor, P.O. Box 8473, Damascus, Syria (“Massoud”) for the distribution of ophthalmic antibiotic, Fucithalmic® (fusidic acid eye drops).

As in the United States, the sale of medicines into Syria is exempted from European sanctions prohibitions. Further, Massoud is not listed on the U.S. Department of Treasury, Office of Foreign Assets Control, Specially Designated Nationals and Blocked Persons list.

Concordia ships the medicines to the distributors in their finished form, in the final packaging and with appropriate product labeling. To its knowledge, Concordia has not had direct contact with the governments of Sudan and Syria, nor with any government-controlled entities. In the case of Sudan, there is indirect communication between the Sudanese Ministry of Health and Concordia. The Sudanese Ministry of Health places orders with the distributor and issues a letter of credit to the distributor, which forwards this information to Concordia via email. Concordia invoices the distributor and addresses the shipments to the distributor’s location.

September 20, 2017

Comment #2:

2.
Please discuss the materiality of your contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response:

The distribution agreements for the sale of products into Sudan and Syria do not constitute a material investment risk for security holders. Sales into those jurisdictions constitute a very small percentage of Concordia’s total consolidated group revenues as shown below.

	Sales into Sudan	Sales into Syria	Consolidated Group Revenues
2015 (annual)	$417,017	nil	$394,244,000
2016 (annual)	$728,215	nil	$816,159,000
2017 (estimated annual)	$641,770	$128,437	$615,000,000

Concordia understands that sales into sanctioned jurisdictions may be a factor that a reasonable investor takes into consideration when making an investment decision. As illustrated above, the amount of the sales into Sudan and Syria is not material to Concordia’s overall financial state. Given the exemptions noted above in relation to the sale of medicines into these jurisdictions, reasonable investors should also consider the humanitarian aspect of these transactions.

Comment #3:

3.
Please tell us whether any products or devices you sell into Sudan or Syria, including their components, may be considered dual use items and, if so, the alternative use(s) that may be made of the item(s).

September 20, 2017

Response:

These medicines are not “dual use” items. They can only be used for the purposes described above.

Thank you in advance for your attention to this matter. We trust the foregoing responses are satisfactory. Should you have any further questions with respect to the foregoing, the Company would welcome further discussions.

Sincerely,

/s/ Allan Oberman

Allan Oberman

cc:	Daniel Leslie, Staff Attorney

Suzanne Hayes, Assistant Director, Division of Corporation Finance
(Securities and Exchange Commission)

Francesco Tallarico
Chief Legal Officer & Secretary
Concordia International Corp.

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